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                              May 23, 2022

       Zine Mazouzi
       Chief Financial Officer
       Steven Madden, Ltd.
       52-16 Barnett Avenue
       Long Island City, NY 11104

                                                        Re: Steven Madden, Ltd.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            File No. 000-23702

       Dear Mr. Mazouzi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and the Use of Estimates, page 32

   1. We note your discussion including critical accounting estimates that are more significantly affected by judgments
and estimates. Please quantify and provide an analysis of the impact of critical
accounting estimates on your financial position and results of operations for the periods
presented, including the effect of changes in critical
                                                        accounting estimates
between periods to the extent such changes had a significant effect on your financial
position or operating results. In addition, please revise to include a qualitative and
quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments,
and estimates when reasonably likely changes in assumptions, judgments and estimates
would have a material effect on your financial condition or
                                                        operating performance.
Refer to Item 303(b)(3) of Regulation S-K.
 Zine Mazouzi
Steven Madden, Ltd.
May 23, 2022
Page 2
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2. We note your discussion and accounting policies for sales initiatives to retailers. Please tell us and disclose, to the extent material, your accounting policies for any incentives provided to direct consumers for any loyalty programs as well as providing a discussion of any gift card programs and related breakage.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301with any questions.



FirstName LastNameZine Mazouzi                               Sincerely,
Comapany NameSteven Madden, Ltd.
                                                             Division of
Corporation Finance
May 23, 2022 Page 2                                          Office of
Manufacturing
FirstName LastName